March 23, 2020

Fred Hite
Chief Financial Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

       Re: OrthoPediatrics Corp.
           Registration Statement on Form S-3
           Filed March 13, 2020
           File No. 333-237177

Dear Mr. Hite:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Courtney Lindsay at (202) 551-7237 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences